WESTGATE ACQUISITIONS CORPORATION

2681 East Parleys Way

Suite 204

Salt Lake City, Utah 84109

July 15, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Attention:   John Reynolds, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:

Westgate Acquisitions Corporation

Registration Statement on Form S-1

File No. 333-205429

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Westgate Acquisitions Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on Monday, July 20, 2015, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Act.

In connection herewith, the Company hereby acknowledges that:

●

should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Leonard E. Neilson, special counsel to the Company, at (801) 733-0800 or e-mail at LNeilsonLaw@aol.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.  Also copy Geoff Williams at wico@xmission.com.

Sincerely,

Westgate Acquisitions Corporation

By:         /s/  GEOFF WILLIAMS

Geoff Williams

President